Exhibit 99.6

October       , 2009

To:	ProUroCare Warrant Holders:

RE:	Amended Warrant Exercise and Warrant Replacement Offering

On September 25, 2009, we mailed to you a prospectus and other materials concerning an offer we are making that provides an incentive to exercise certain of your warrants during the offer period.  In response to communications we received from the SEC, we have filed an amendment to our registration statement on a different SEC form.  The new form requires us to provide information within the Offer Letter/Prospectus itself that was formerly incorporated from previously filed documents.  The amended Offer Letter/Prospectus is enclosed for your review.  The economic terms of the offering have not been changed.  If you have already submitted a letter of transmittal, or have given instructions to your broker or custodian, you do not need to take any further action at this time.

We urge you to review details of this offering and follow the instructions described in the enclosed Offer Letter/Prospectus and the Letter of Transmittal if you are interested in taking advantage of this opportunity.  In order to provide additional time for warrant holders to review the amended offering materials, we have extended the offer period to 1:00 p.m. Central Time on November 6, 2009.

Due to the limited offering period, your prompt attention is requested.  If you have any questions concerning this offering, please contact your broker, or contact us at 952-476-9093 for assistance.

Sincerely,

Rick Carlson

Chief Executive Officer

ProUroCare Medical Inc., 6440 Flying Cloud Drive, Suite 101, Eden Prairie, MN 55344	Phone: 952.476.9093 Fax: 952.843-7031